Exhibit 1

CEMEX LATAM HOLDINGS REPORTS

FIRST-QUARTER 2013 RESULTS

•	CLH reports a year-over-year operating EBITDA margin expansion of 3.5 percentage points, reaching 36.7%

BOGOTÁ, COLOMBIA, APRIL 25, 2013 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that, on a pro forma basis, consolidated net sales reached US$383 million during the first quarter of 2013, a decrease of 2% versus the comparable period in 2012. Pro forma operating EBITDA increased by 8% during the first quarter of 2013 to US$141 million versus the same period in 2012. Adjusting for the fewer business days during the quarter, pro forma net sales increased by 3% and pro forma operating EBITDA increased by 15%.

CLH’s Pro forma Financial and Operational Highlights

•	The increase in consolidated net sales, on a pro forma basis and adjusted for the fewer business days during the quarter, was mainly due to higher prices in local-currency terms in most of our markets

•	Pro forma operating EBITDA, on a like-to-like basis adjusting for the fewer business days during the quarter, increased by 15% versus the comparable period in 2012

•	Pro forma free cash flow after maintenance capital expenditures for the quarter was US$51 million

•	Pro forma operating earnings before other expenses, net, in the first quarter increased by 2%, to US$118 million, from the comparable pro forma period in 2012

Carlos Jacks, CEO of CLH, said, “We continue delivering strong results as evidenced by our 15% growth in operating EBITDA on a comparable basis, as well as by the margin expansion of 3.5 percentage points in operating EBITDA margin during the quarter. We continue to expect a solid macroeconomic outlook and favorable industry fundamentals in our region that will translate into increased consolidated volumes. We are well-positioned to capture this growth, supported by our customer solutions strategy for the different segments which we serve.”

Consolidated Corporate Results

During the first quarter of 2013, controlling interest net income was a gain of US$26 million.

Net debt was US$1.5 billion during the quarter.

Geographical Markets First Quarter 2013 Highlights

Operating EBITDA in Colombia increased 4% to US$87 million versus US$84 million in the first quarter of 2012 despite the decrease of 3% in net sales reaching US$209 million.

CLH’s operations in the Panama operating EBITDA increased 4% to US$34 million during the quarter. Net sales reached US$72 million in the first quarter of 2013, down 6% from the same period in 2012.

In Costa Rica, operating EBITDA reached US$15 million for the quarter, 19% higher than the same period last year. Net sales increased 7% to US$35 million, compared with US$33 million in the first quarter of 2012.

In the Rest of CLH net sales in the first quarter of 2013 remained flat at US$71 million versus those in the comparable period of 2012. Operating EBITDA decreased 3% to US$19 million for the quarter versus the comparable period in 2012.

CEMEX Latam Holdings is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CEMEX Latam Holdings’ mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

For convenience of the reader the 2012 pro forma consolidated financial information was adjusted to reflect the additional results of the operating subsidiaries for the first quarter of the year and reflect the 5% corporate charges and royalties agreement entered into by CLH with CEMEX. Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are presented on a consolidated basis in 2012 based on the financial statements of CLH’s subsidiaries prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2